SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549


SCHEDULE 13D
Amendment No. 13

Under the Securities Exchange Act of 1934

Decade Companies Income Properties -
a Limited Partnership
(Name of Issuer)

Limited Partnership Interests
(Title of Class of Securities)

      None
(CUSIP Number)


Jeffrey L. Keierleber
c/o Decade Companies
Suite 140
250 North Patrick Boulevard
Brookfield, Wisconsin 53045-5864
262-792-9200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:
Walter J. Skipper, Esq.
Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin  53202
(414) 277-5000

May 24, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

                           SCHEDULE 13D


     1).  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Jeffrey L. Keierleber

     2).  Check the Appropriate Box if a Member of a Group
                         (a)  [X]  (b)  [ ]

     3).  SEC Use Only

     4).  Source of funds
          PF

     5).  Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)          [ ]

     6).  Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person With:


               7).  Sole Voting Power
                    6,127.067

     8).  Shared Voting Power
                    -0-

               9).  Sole Dispositive Power
                    6,127.067

     10).    Shared Dispositive Power
                    -0-

     11). Aggregate Amount Beneficially Owned by Each Reporting Person 6,135.067 (includes 8 interests owned by Decade Properties,
     Inc.)

     12). Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
          [ ]

     13). Percent of Class Represented by Amount in Row (11)
          59.8%

     14). Type of Reporting Person
          IN

                           SCHEDULE 13D

     1).  Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Decade Properties, Inc.

     39-1375152

     2).  Check the Appropriate Box if a Member of a Group
                         (a)  [X]  (b)  [ ]

     3).  SEC Use Only

     4).  Source of funds
          WC

     5). Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
     [  ]

     6).  Citizenship or Place of Organization
          Wisconsin

          Number of Shares Beneficially Owned by Each Reporting Person
     With:

               7).  Sole Voting Power
                     8

     8).  Shared Voting Power
                    -0-

               9).  Sole Dispositive Power
                    8

     10).    Shared Dispositive Power
                     -0-

     11). Aggregate Amount Beneficially Owned by Each Reporting Person
                    8   (Does not include interests held directly by Jeffrey
          Keierleber)

     12). Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares
          [  ]

13). Percent of Class Represented by Amount in Row (11)
          0.1%   (Does not include interests held directly by Jeffrey
     Keierleber)

     14). Type of Reporting Person
          CO

ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

                    Decade Companies Income Properties -
                    A Limited Partnership ("DCIP")
          c/o Decade Companies
                    250 Patrick Boulevard, Suite 140
                    Brookfield, Wisconsin 53045-5864

Title of Security to which this statement relates:

                    Limited Partnership Interests ("Interests")

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment No. 13 to Schedule 13D is filed jointly on behalf of Jeffrey L. Keierleber, an individual with a business office at 250 Patrick Boulevard, Brookfield, Wisconsin 53045-5864, and Decade Properties, Inc., a Wisconsin corporation, with offices at 250 Patrick Boulevard, Brookfield, Wisconsin 53045-5864. Mr. Keierleber is the president, sole director, and sole shareholder of Decade Properties, Inc., and the individual general partner of Decade Companies, and is principally employed as the president of Decade Properties, Inc. and general partner of numerous partnerships affiliated with or sponsored by Decade Companies, including DCIP.

(d) and (e). During the last five years Mr. Keierleber and to the knowledge of Decade Properties, Inc., any of Decade Properties, Inc.'s officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Keierleber is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

For transactions executed on or sixty days before May 24, 2002, and any transactions thereafter, the total purchase price of Interests by Mr. Keierleber was $2,618,409.32, which was paid from personal funds (as set forth in the Schedule below).

Purchases on or 60 Days Before May 13, 2002  and Any Purchases
Thereafter

Owner
Date Number of
Interests
Purchase price
Total Paid
Jeffrey Keierleber
5/10/02    2,809.097
$895.00 per Interest
$2,514,141.82

Jeffrey Keierleber  5/17/02   3.0  $895 per Interest   2,685.00
Jeffrey Keierleber  5/24/02   113.50    $895 per Interest
101,582.50     2,925.597      $2,618,409.32

ITEM 4.  PURPOSE OF THE TRANSACTION.

On April 8, 2002, Mr. Keierleber and Decade Companies Income Properties, severally and not jointly, initiated a tender offer (the "Offer") to purchase up to 7,700 Interests at $895.00 per Interest, on the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Acceptance. The Offer expired at 12:00 Midnight, Central Time, on May 10, 2002. Pursuant to the Offer, Mr. Keierleber accepted an aggregate of 2,809.097 Interests at a price of $895.00 per Interest, net to the selling Limited Partners in cash, for an aggregate of $2,514,141.82. Subsequent to the Offer, Mr. Keierleber purchased 116.5 Interests at a price of $895.00 per Interest, net to the selling Limited Partner in cash, for an aggregate of $104,267.50.

No material changes in the issuer's assets, business or structure are contemplated by Mr. Keierleber or Decade Properties, Inc. and no transactions of the type in Items (a)-(j) are contemplated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Following his purchase of Interests, Mr. Keierleber beneficially owns, and has the sole power to vote and dispose of, 6,135.067 Interests (or approximately 59.8% of the outstanding Interests) (such total includes eight Interests held by Decade Properties, Inc.)

(c).  The table in Item 3 sets forth all transactions by Mr.
Keierleber or Decade Properties, Inc. with respect to the Interests during the 60 days preceding May 24, 2002, and any transactions thereafter, and is incorporated herein by reference.

(d). Decade Properties, Inc., a joint filer, holds, directly and indirectly, eight of the outstanding Interests.

(e).  Not Applicable.

          ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, except as previously disclosed or disclosed elsewhere.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DECADE PROPERTIES, INC.


By:/s/ Jeffrey L. Keierleber
   Jeffrey L. Keierleber, President

JEFFREY L. KEIERLEBER

/s/ Jeffrey L. Keierleber

May 28, 2002.